Filed by Israel Technology Acquisition Corp. and
IXI Mobile, Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Israel Technology Acquisition Corp.
SEC File No. 000-51259

ISRAEL TECHNOLOGY ACQUISITION CORP. (“ITAC”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING ITAC SECURITIES, REGARDING ITS MERGER WITH IXI MOBILE, INC. (“IXI”), AS DESCRIBED IN ITAC’S CURRENT REPORT ON FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 2006. THE ATTACHED PRESS RELEASE MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

EARLYBIRDCAPITAL, INC. (“EBC”), THE MANAGING UNDERWRITER OF ITAC’S INITIAL PUBLIC OFFERING (“IPO”) CONSUMMATED IN JULY 2005, AND MAXIM GROUP (“MAXIM”), A MEMBER OF THE UNDERWRITING SYNDICATE FOR THE IPO, ARE ASSISTING ITAC IN THESE EFFORTS WITHOUT CHARGE, OTHER THAN THE REIMBURSEMENT OF THEIR OUT-OF-POCKET EXPENSES. ITAC AND ITS DIRECTORS AND EXECUTIVE OFFICERS AND EBC AND MAXIM MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE SPECAL MEETING OF ITAC STOCKHOLDERS TO BE HELD TO APPROVE THE MERGER.

STOCKHOLDERS OF ITAC AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, ITAC’S PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT IN CONNECTION WITH ITAC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THESE PROXY STATEMENTS WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ ITAC’S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 AND ITAC’S FINAL PROSPECTUS, DATED JULY 12, 2005, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE ITAC OFFICERS AND DIRECTORS AND OF EBC AND MAXIM AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS COMBINATION. THE DEFINITIVE PROXY STATEMENT WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE MERGER. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: ITAC ACQUISITION CORP., 7 GUSH ETZION, 3RD FLOOR, GIVAAT SHMUEL, ISRAEL 54030. THE PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT, ONCE AVAILABLE, AND THE FINAL PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

IXI Mobile’s Ogo comes to Israel

Optimized mobile messaging solution to reach Israeli consumers via popular distribution channels

REDWOOD CITY, Calif., and TEL-AVIV, Israel, 05 April 2006 - IXI Mobile, Inc., developer of the Ogo™ family of mobile messaging solutions for the mass market, today announced that it will bring Ogo to Israel in conjunction with DoubleU Advanced Mobile Solutions, a subsidiary of Clal Industries, an IDB Holding company, one of the country’s leading conglomerates.

Ogo devices are designed to bring mobile data to the mass market, via a combination of functional design, appealing applications, and affordability. Ogo delivers a true on-the-go mobile messaging experience with its full screen, QWERTY keyboard, easy-to-use interface and clamshell design. Ogo devices can be configured to meet customer and market requirements, and can include the following services: email, instant messaging (IM), PIM (contacts and calendar), RSS, GSM voice, Web browser, gaming and SMS. The email offering includes POP3 and IMAP4 email access, attachment viewing and push email. All required back-end services are hosted by IXI Mobile, enabling seamless integration with operators’ networks.

Kobi Paz, CEO of DoubleU Advanced Mobile Solutions stated, "Israel is ripe for an affordable mobile messaging solution, and Ogo meets that need.” He continued, “We are pleased to have distribution rights for Ogo in Israel and intend to utilize all appropriate distribution channels for the product. We look forward to working in cooperation with leading cellular operators and ISPs to reach consumers throughout the country.”

Amit Haller, Co-Founder, President and CEO of IXI Mobile said, "This agreement opens strong local distribution channels, and builds on our success selling Ogo via leading mobile operators and ISPs in a growing number of international markets. We believe there is robust demand for Ogo among individual consumers and small businesses in Israel, and that our partnership with DoubleU will enable us to penetrate this growing marketplace.” He added, “It is very gratifying to sell Ogo in a market where we have significant company resources.”

Ogo was launched in the United States by AT&T Wireless (now Cingular Wireless), in Switzerland by Swisscom Mobile, the leading mobile operator in Switzerland, in Turkey by e-kolay.net, a leading ISP in Turkey and part of Turkey's leading media-entertainment conglomerate, and in Germany by 1&1, the leading Internet provider in Europe, in conjunction with Vodafone Germany. To support Ogo deployments, IXI Mobile provides a turn-key solution, including the device, all necessary gateways and backend servers, launch services, and over-the-air (OTA) provisioning and upgrade services. All services are designed to manage significant throughput and deliver a high quality of service, providing a carrier grade hosted solution.

-ends-

About IXI Mobile
IXI Mobile, Inc. offers solutions that bring innovative, data-centric mobile devices and services to the mass market. IXI Mobile’s Ogo devices are designed to improve the mobile user experience and increase mobile voice and data usage. The company provides a turn-key solution to mobile operators and Internet service providers worldwide to launch and support Ogo products.

IXI Mobile is headquartered in Redwood City, California, and has research and development facilities in Israel and Romania. IXI Mobile also maintains regional sales offices. For more information on IXI Mobile, please visit www.ixi.com.

On February 28, 2006, IXI Mobile and Israel Technology Acquisition Corporation (ITAC) (OTCBB: ISLTU.OB, ISLT.OB, ISLTW.OB) entered into a definitive agreement pursuant to which a wholly owned subsidiary of ITAC would merge with and into IXI Mobile, with IXI Mobile surviving the merger and becoming a wholly owned subsidiary of ITAC. Upon consummation of the merger, ITAC will change its name to IXI Mobile, Inc. and IXI Mobile will change its name to IXI Mobile (USA), Inc.

About Ogo
The Ogo family of devices delivers popular applications, including email, instant messaging, SMS, RSS, voice and Web browsing on optimized, easy-to-use handheld devices for a true on-the-go mobile messaging experience. Ogo was launched in the United States by AT&T Wireless (now Cingular Wireless), Switzerland by Swisscom Mobile, Turkey by e-kolay.net., and Germany by 1&1. More information on Ogo is available at: www.ogo.com.

Contact

Lee Roth
KCSA Worldwide
Lroth@kcsa.com
(212) 682-6300

Todd Fromer
KCSA Worldwide
Tfromer@kcsa.com
(212) 682-6300

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about IXI Mobile. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IXI Mobile’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of mobile communications products and services; timing, approval and market acceptance of new products; changes in prevalent technologies; regulatory changes; general economic conditions and geopolitical events.

IXI, IXI Mobile and Ogo are trademarks of IXI Mobile, Inc. Other product or service names mentioned herein are the trademarks of their respective owners.